September 14, 2016

Via EDGAR and Hand Delivery

Larry Spirgel

Assistant Director

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Amethyst Corp.

Registration Statement on Form S-4

Filed August 4, 2016

File No. 333-212885

Dear Mr. Spirgel:

This letter sets forth the responses of New Amethyst Corp. (the “Registrant”) to the comments contained in your letter, dated August 24, 2016, relating to the Registration Statement on Form S-4, File No.333-212885, filed by the Registrant on August 4, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is concurrently submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and providing courtesy paper copies via hand delivery. Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on August 4, 2016. Page references in the responses below are to Amendment No. 1.

The Registrant is also supplementally providing the Staff with certain materials as Attachment A with the paper copy of this letter. Barclays Capital Inc. (“Barclays”), J.P. Morgan Securities LLC (“J.P. Morgan”) and Guggenheim Securities, LLC (“Guggenheim”) will also provide certain materials to the Staff under separate cover. The Registrant requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”) and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), that the Staff return Attachment A to the Registrant in the prepaid envelope included herein once the Staff has completed its review, and that the Staff return to each of Barclays, J.P. Morgan and Guggenheim the information provided to the Staff by each of them once the Staff has completed its review. The Registrant requests that the materials included as Attachment A and provided by Barclays, J.P. Morgan and Guggenheim be treated confidentially, pursuant to Regulation 200.83 of the U.S. Securities and Exchange Commission (17 C.F.R. §200.83).

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

General

1.    Please supplementally provide us with all board books that are materially related to the combination between Envision Healthcare Holdings, Inc., and AmSurg Corporation.

In response to the Staff’s comment, the Registrant is supplementally providing as Attachment A to the paper copy of this letter materials provided by Evercore Group L.L.C. to the Envision Board of Directors that are materially related to the Mergers. In addition, each of J.P. Morgan and Guggenheim will provide under separate cover materials they prepared for the AmSurg Board of Directors that are materially related to the Mergers, and Barclays will provide under separate cover materials it prepared for the Envision Board of Directors that are materially related to the Mergers.

The Registrant requests, pursuant to Rule 418(b) and Rule 12b-4, that the Staff return to it the materials included as Attachment A and return to J.P. Morgan, Guggenheim and Barclays the materials provided by each of them once the Staff has completed its review. The Registrant has requested confidential treatment of the materials included as Attachment A pursuant to the provisions of 17 C.F.R. § 200.83. By separate letters, the counsel of each of J.P. Morgan, Guggenheim and Barclays have also made requests for confidential treatment of the materials provided by each of them pursuant to the provisions of 17 C.F.R. § 200.83.

2.    Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the tax and legal opinions with your next amendment, please provide a draft of the opinions for us to review.

The Registrant acknowledges the Staff’s comment that all exhibits are subject to the Staff’s review, and the Registrant will file any remaining required exhibits with subsequent amendments. The Registrant acknowledges the Staff’s comment that it may have further comments upon review.

To facilitate the Staff’s review, the Registrant is providing with the paper copy of this letter a draft of (i) the Bass Berry & Sims PLC opinion as to the legality of the shares being registered, (ii) the Bass Berry & Sims PLC opinion as to certain United States federal income tax matters and (iii) the Debevoise & Plimpton LLP opinion as to certain United States federal income tax matters, each of which the Registrant intends to file in a future amendment to the Registration Statement.

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

Questions and Answers, page 1

What will AmSurg shareholders and Envision shareholders receive in the Merger?,

3.    We note that you intend to issue one share of Newco Series A -1 Preferred Stock for each currently outstanding share of AmSurg Preferred Stock. Your registration statement appears to constitute a prospectus only with respect to the common shares to be issued in connection with the merger. Please advise whether you intend to register the exchange of the preferred shares, or which exemption from registration you intend to rely upon.

The Registrant advises the Staff that the exchange of AmSurg Preferred Stock for Newco Series A-1 Preferred Stock will occur as a matter of contract in accordance with the terms of the AmSurg Preferred Stock. Section 7(3)-15(c)(ii) of the AmSurg Second Amended and Restated Charter provides that the holders of AmSurg Preferred Stock are entitled to vote on “any consummation of a binding share exchange, a reclassification involving the Series A-1 Preferred Stock, or a merger or consolidation of the Company with or into another corporation or other entity, unless in each case (x) the Series A-1 Preferred Stock remains outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity, is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) the Series A-1 Preferred Stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series A-1 Preferred Stock immediately prior to such consummation, taken as a whole” [emphasis added]. The Newco Series A-1 Preferred Stock will have the same rights as the AmSurg Preferred Stock and therefore, under the terms of the AmSurg Preferred Stock, no vote of the holders of the AmSurg Preferred Stock is required to receive shares of Newco Series A-1 Preferred Stock (and the proxies of the holders of the AmSurg Preferred Stock are not being solicited). Accordingly, holders of AmSurg Preferred Stock are not voting or making an “investment decision” and there is therefore is no offer or sale being made under Section 2(a)(3) of the Securities Act.

The AmSurg Preferred Stock was registered by AmSurg under the Securities Act the pursuant to a prospectus supplement, dated June 26, 2014, filed with the SEC on June 30, 2014, forming a part of the Registration Statement on Form S-3, as originally filed by AmSurg with the SEC on June 23, 2014 (Registration No. 333-196966). The AmSurg Preferred Stock was registered by AmSurg under the Exchange Act pursuant to a Registration Statement on Form 8-A, filed with the SEC on July 2, 2014 (Registration No. 001-36531).

The Registrant intends to list the Newco Series A-1 Preferred Stock on the New York Stock Exchange and therefore will register the Newco Series A-1 Preferred Stock under the Exchange Act by filing a Registration Statement on Form 8-A.

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

What are the conditions to the completion of the Mergers?, page 3

4.    We note the ability of either party to waive conditions to the merger. Please disclose here whether it is the board’s intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

The Registrant acknowledges the Staff’s comment and should either party waive material conditions to the Mergers such that the disclosure previously provided to the stockholders is materially misleading, the relevant party will resolicit stockholder approval.

What are the material U.S. federal income tax consequences of the merger?, page 4

5.    Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus, requiring amendment and resolicitation. If the tax opinion conditions are waivable, please confirm that you will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

The Registrant acknowledges the Staff’s comment and should the condition that the parties receive favorable tax opinions be waived and there is a material change in tax consequences such that the disclosure previously provided to the stockholders is materially misleading, the Registrant will amend and recirculate the prospectus and resolicit.

The Registrant also acknowledges the Staff’s position that the executed tax opinions be filed prior to effectiveness, regardless of the Registrant’s undertaking above to recirculate and resolicit.

Cautionary Note regarding Forward-Looking Statements, page 36

6.    Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes New Amethyst’s registration of securities on this Form S -4. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

While reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes the Registrant’s registration of securities under this Registration

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

Statement, such reliance is permitted with respect to the AmSurg proxy statement and the Envision proxy statement. In response to the Staff’s comment, the Registrant has revised the first paragraph of its disclosure on page 36 as follows:

This joint proxy statement/prospectus contains certain forward-looking information about AmSurg, Envision, Newco and the Mergers. These statements that are made with respect to the proxy statements of AmSurg and Envision are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this joint proxy statement/prospectus or may be incorporated by reference to other documents and may include statements for the period after completion of the Mergers. All of the forward-looking statements, whether made by AmSurg or Envision with respect to their proxy statements or by NewCo with respect to its registration statement, are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or variations of these words or similar expressions (or the negative versions of any such words); although not all forward-looking statements contain such words. Forward-looking statements specifically include potential strategic and financial benefits from the Mergers, such as expected increases in cash flow and enhancements in value.

Risk Factors, page 39

AmSurg and Envision will incur substantial transaction fees and costs in connection with the Mergers…, page 44

7.    To the extent possible, please revise to quantify the substantial fees and costs you discuss in this risk factor.

In response to the Staff’s comment, the Registrant has revised the first paragraph of the risk factor on page 44 to add the following sentence:

The current estimate of the aggregate amount of such expenses to be incurred by AmSurg and Envision is approximately $150.0 million.

Proxy Solicitation, page 56

8.    We note that both AmSurg and Envision may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

The Registrant acknowledges and confirms understanding of the Staff’s comment. The Registrant also notes that pursuant to Rule 165 and Rule 425 under the Securities Act, the Registrant may continue to file merger-related communications with the SEC after the filing of a registration statement in accordance with Rule 424 or Rule 425 under the Securities Act.

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

Background of the Mergers, page 65

9.    Clarify the basis for Barclays’ belief that no conflicts existed between Barclays and Envision in light of Barclays’ role as a lender and financial advisor.

In response to the Staff’s comment, the Registrant has deleted from the Registration Statement the statement regarding Barclays’ belief as to the absence of relevant conflicts. The Registrant believes this disclosure is not material to stockholders in light of (i) the discussions of the Envision Board of Directors and Envision’s legal counsel with respect to potential conflicts of interest and (ii) the disclosure by Barclays to the Envision Board of Directors of material investment banking and financial services completed by Barclays for both Envision and AmSurg since January 1, 2013, as well as the approximate investment banking fees received by Barclays for such services, each as further described in the Background of the Mergers section of the Registration Statement.

10.    We note that in April 2016 AmSurg and Envision separately decided not to engage in further discussions with Party A about a possible merger. Highlight each board’s reasons why.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 75 to highlight the AmSurg Board of Directors’ reasons and on page 74 to highlight the Envision Board of Directors’ reasons for deciding not to engage in further discussion with Party A about a possible merger.

With respect to the AmSurg Board of Directors, the reasons for not engaging in further discussions with Party A included the AmSurg Board of Directors’ perception of the feasibility of consummating a transaction with Party A, issues with respect to the business and prospects of Party A, and the level of debt AmSurg would incur in a transaction with Party A as a result of the assumption of Party A’s outstanding debt and new debt required to fund the cash portion of the purchase price.

With respect to the Envision Board of Directors, the reasons for not engaging in further discussions with Party A included the Envision Board of Directors’ perception of the operational and strategic challenges facing Party A and the implication those challenges would have on a potential transaction.

Financing of the Transaction, page 137

11.    We note that Envision and Amsurg signed a Commitment Letter on June 15, 2016, with JP Morgan and Barclays Bank, pursuant to which the Commitment Parties will: 1) provide EHC and Amsurg with the term loan facility in an aggregate principal amount of up to $5.3 billion; and, 2) the ABL Facility in an aggregate principal amount of up to $1.0 billion in connection with the Mergers. Please advise us when you will enter into, and how you intend to disclose to Newco shareholders, the material terms of the several agreements. We note that you currently include general disclosures regarding the terms of the facilities in the fourth paragraph of page 138.

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

The Registrant advises the Staff that the Registrant currently intends to enter into the financing agreements substantially concurrently with the closing of the Mergers. The Registrant has revised the disclosure on pages 138 to 142 of the Registration Statement to disclose that the terms the Registrant expects will be included in the several agreements will be substantially consistent with the terms of the Existing Term Loan Credit Agreement and Existing ABL Credit Agreement, other than certain changes expressly contemplated by the Commitment Letter, and to describe the terms of the Existing Term Loan Credit Agreement and Existing ABL Credit Agreement. In the event that the Registrant enters into the financing arrangements or determines the interest rate or other terms of the financing arrangements prior to the vote of the AmSurg shareholders or the Envision stockholders, AmSurg and Envision will publicly disclose that fact and update the disclosures contained in their respective proxy statements by filing Current Reports on Form 8-K.

The Registrant also advises the Staff that, subject to market conditions, in lieu of a portion of the borrowings under the Credit Facilities pursuant to the Commitment Letter, the Registrant may seek to issue senior unsecured fixed-rate debt securities, the principal amount of which would reduce the amount funded pursuant to the Commitment Letter by a corresponding amount. In the event that the Registrant issues such debt securities, AmSurg and Envision will publicly disclose that fact and update the disclosures contained in their respective proxy statements with the material terms of such debt securities by filing Current Reports on Form 8-K. The Registrant has revised the disclosure on page 138 of the Registration Statement to disclose this possible issuance.

Golden Parachute Compensation – AmSurg, page 128

12.    We note that current named executive officers Holden, Coward and Gulmi are expected to remain as executive officers following the merger (page 134). Indicate whether the remaining two, Messrs. Clendenin and Eastridge are anticipated to remain or will they be entitled to the amounts payable under their existing employment agreements. Provide similar disclosure for Envision’s Packard and Van Horne.

Messrs. Clendenin, Eastridge and Van Horne are expected to remain as employees of the Registrant following the Mergers. Mr. Eastridge is expected to be an executive officer of the Registrant following the Mergers. Mr. Clendenin is expected to continue to serve as President of the Registrant’s ambulatory surgery center business and Mr. Van Horne is expected to continue to serve as President and Chief Executive Officer of the Registrant’s ambulance services business. Messrs. Clendenin and Eastridge will not be entitled to the amounts payable under their existing employment agreements as a result of the Mergers. Because Mr. Van Horne is expected to continue to serve as President and Chief Executive Officer of the Registrant’s ambulance services business, it is not anticipated that he will be entitled to severance benefits under the Severance and Retention Program described on pages 129 and 130 of the Registration Statement. It is currently anticipated that Dr. Packard will be offered employment with the Registrant following the Mergers, although his position with the Registrant has not yet been identified, and no offer of employment has been made to Dr. Packard. If Dr. Packard is not offered a

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

position with the Registrant, or is offered a position that is different from his current position, Dr. Packard would be entitled to terminate his employment and receive severance benefits under the Severance and Retention Program. The Registrant has revised the disclosures on pages 128 to 133 and elsewhere in the Registration Statement in response to the staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

13.    Please expand the introductory narrative for the pro forma financial information or Note 2 to the pro forma financial information to include a discussion of your analysis of the factors outlined in ASC 805-10-55-11 through 55-15 utilized in determining that Amsurg is the accounting acquirer.

In response to the staff’s comment, the Registrant has revised the second paragraph of the introductory narrative for the unaudited pro forma financial information on page 171. The revised disclosure is as follows [emphasis added]:

The unaudited pro forma financial information for the Mergers has been developed from, and should be read in conjunction with, the AmSurg and Envision unaudited interim condensed consolidated financial statements contained in the AmSurg and Envision Quarterly Reports on Form 10-Q for the six months ended June 30, 2016, respectively, the AmSurg audited consolidated financial statements contained in the AmSurg Annual Report on Form 10-K for the year ended December 31, 2015 and the Envision audited consolidated financial statements contained in the Envision Annual Report on Form 10-K for the year ended December 31, 2015, each of which is incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma financial information was prepared using the acquisition method of accounting in accordance with FASB Accounting Standards Codification Topic 805 (“ASC 805”), Business Combination, which specifies that one entity in a business combination be the acquirer. Based on a comprehensive review of the requirements to determine an acquirer for accounting purposes, management concluded that AmSurg is the acquiring entity based on a number of factors including the following:

•	the structure of the transaction whereby AmSurg’s wholly-owned subsidiary, NewCo, will be the surviving legal entity of the Mergers and will be the registrant with the SEC;

•	Newco will be the entity to issue shares to the former Envision stockholders in the Mergers;

•	the composition of management, which was the most determinative factor when evaluating the collective weight of evidence of the combined Company, includes the current Chief Executive Officer and Chief Financial Officer of AmSurg; and

•	the governing body of the Newco will consist of 14 directors evenly split between former directors of AmSurg and Envision with no director having the ability to cast a tie breaking vote.

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

Accordingly, the historical financial statements of AmSurg will be the historical financial statements of NewCo.

14.    Please expand Note 4(b) to quantify the impact of the increase in estimated useful lives of certain contracts, if material, and tell us the reason for using a consistent estimated useful life across all contracts instead of the method used historically.

In response to the staff’s comment, the Registrant has revised the disclosure in Note 4(b) of the unaudited pro forma financial information on page 179 to quantify the sensitivity of a change in the estimated weighted average useful lives of the customer relationships used in the pro forma statements. The Registrant has also revised the disclosure regarding the estimated useful life utilized with respect to customer relationships to reflect a change in terminology from a “consistent estimated useful life” to “estimated weighted average useful life.”

The Registrant’s determination of the estimated weighted average useful life of the customer relationships differs from the estimated weighted average useful life historically reported by Envision. The Registrant believes the intangible assets identified as a result of the Mergers will not be comparable to the historical identified intangibles of Envision because Envision’s historical inventory of intangible assets was derived through each individual acquisition completed and the fair value of the acquired intangibles at the time of acquisition. The Registrant must consider the fair value at the date of the Mergers of not only previously acquired contracts of Envision, but also Envision’s organic contracts, which represent contracts that were not obtained through acquisitions. The acquired customer relationships of Envision, in many cases, have resulted in additional organic contracts placed in service post-acquisition. In the Registrant’s experience, customer relationships with multiple contracts result in longer retention periods. In addition, the Registrant considered the historical experience of AmSurg and Envision in valuing acquired intangibles, which includes consideration of internal practices that have historically resulted in long-term customer retention rates. The Registrant also noted that all acquisitions completed by Envision during fiscal 2014 and future periods utilized an estimated weighted average useful life of approximately 15 years. AmSurg tracks its customer relationships and calculates an average retention rate by specialty, which can support a weighted average life of 20 years. Therefore, the Registrant determined based on the recent historical experience of both AmSurg and Envision that a weighted average estimated useful life of approximately 15 years is reasonable. The Registrant acknowledges that the estimated weighted average useful life is preliminary and the actual weighted average useful life will be based on management’s estimates, historical experience and the results of valuations performed by an external valuation firm post-acquisition.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (615) 742-6236.

Larry Spirgel

U.S. Securities and Exchange Commission

September 14, 2016

Very truly yours,

/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Claire M. Gulmi (AmSurg Corp.)

Susan Sidwell (Bass, Berry & Sims PLC)

Craig A. Wilson (Envision Healthcare Holdings, Inc.)

Peter J. Loughran (Debevoise & Plimpton LLP)

Enclosures